

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA


06019378

Paris, December 5, 2006

File n° 82 – 3668
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed our latest releases dated December 4, 2006 concerning:

- The signing of a Memorandum of Understanding for the acquisition of Ford Thermal Systems facility in North America.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

VALEO - Siège Social : 43, rue Bayen - 75848 Paris Cedex 17 - France - Tel. +33 (0)1 40 55 20 20 - Fax +33 (0)1 40 55 21 71
Société Anonyme au capital de 246 401 184 Euros - 552 030 967 RCS Paris
www.valeo.com



Communiqué de presse
Press release

06.24

Valeo announces the signing of a Memorandum of Understanding for the acquisition of Ford Thermal Systems facility in North America

Paris, France, December 4, 2006 - Valeo today announced that it had signed a Memorandum of Understanding with Ford Motor Company to acquire their Thermal Systems facility, Sheldon Road, (Plymouth, Michigan). This acquisition is conditional upon reaching a new and competitive agreement with the United Auto Workers Union (UAW).

The activity currently employs around 1,250 employees (of which about 1,000 are unionized hourly employees) and supplies air-conditioning units and radiators to Ford in North America. It has forecast sales in 2006 of around 450 million US dollars.

This acquisition is part of Valeo's strategy to be a global leader in its core product lines. Valeo Climate Control had sales of 1,510 million euros in 2005 and employs 6,600 people in 13 facilities.

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers and employs 73,800 people in 134 plants, 71 R&D centers and 9 distribution centers in 29 countries.

For more information, please contact:
Remy Dumoulin, Investor Relations Director, Tel.: +33 1 40 55 29 30
Kate Philipps, Communications Director, Tel.: +33 1 40 55 20 65